UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Explanatory Note

This Form 6-K, including exhibits hereto, is hereby incorporated by reference into the registration statements of the Company on Form S-8 (File No. 333-275337) and Form F-3 (File No. 333-282552) and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

As previously reported, on September 3, 2025, SOLOWIN HOLDINGS (the “Company”) completed the acquisition of AlloyX Limited (“AlloyX”).

This Form 6-K/A (this “Amendment”) amends and supplements the Form 6-K furnished on September 3, 2025 to provide the historical financial statements and the pro forma financial information in connection with the acquisition of AlloyX. Any information required to be set forth in the initial 6-K which is not being amended or supplemented pursuant to this Amendment is hereby incorporated by reference. Except as set forth herein, no modifications have been made to the information contained in the initial 6-K.

Financial Statements and Exhibits

Financial statements of businesses acquired

The audited financial statements of AlloyX as of and for the years ended March 31, 2025 and 2024, are filed as Exhibit 99.1 to this Form 6-K and incorporated herein by reference.

Pro forma financial information

The unaudited pro forma condensed combined balance sheet as of March 31, 2025 and the unaudited pro forma condensed combined statement of comprehensive loss for the year ended March 31, 2025, are filed with this Form 6-K as Exhibit 99.2 and incorporated herein by reference.

The pro forma financial information included herein has been presented for informational purposes only. It does not purport to represent the actual results of operations that the Company and AlloyX would have achieved had the companies been combined during the periods presented in the pro forma financial information and is not intended to project the future results of operations that the combined company may achieve.

Exhibits

Exhibit No.	Description
23.1	Consent of WWC, P.C., Independent Registered Public Accounting Firm
99.1	Audited consolidated financial statements of AlloyX Limited and its subsidiaries as of and for the fiscal years ended March 31, 2025 and 2024, and the related notes thereto.
99.2	Unaudited pro forma condensed combined financial information and related notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2025	SOLOWIN HOLDINGS

	By:	/s/ Ling Ngai Lok
Ling Ngai Lok
Chief Executive Officer

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